Exhibit 12.1

Statements Regarding Computation of Ratios

	Texas Gas			Boardwalk Pipeline Partners
	Year Ended December 31,		Period from January 1, 2003 – May 16, 2003	Period from May 17, 2003 – December 31, 2003	Year Ended December 31,		Six Months Ended June 30,

	2001	2002			2004	2005	2005	2006
	(in thousands, except ratios)
Statements Regarding Computation of Ratios:
Income before income taxes	75,615	92,746	56,861	37,555	81,158	160,521	85,635	101,876
Total fixed charges	22,516	21,719	7,759	19,575	30,495	62,134	30,547	31,750
Less capitalized interest	—	—	—	—	—	(231)	(56)	(136)

Total earnings	98,131	114,465	64,620	57,130	111,653	222,424	116,126	133,490
Fixed charges:
Interest expense	22,230	21,419	7,634	19,414	30,349	60,530	29,974	30,977
Capitalized interest	—	—	—	—	—	231	56	136
Interest in rental expense	286	300	125	161	146	1,373	517	637

Total fixed charges	22,516	21,719	7,759	19,575	30,495	62,134	30,547	31,750

Ratio of earnings to fixed charges	4.36	5.27	8.33	2.92	3.66	3.58	3.80	4.20